UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 15 July 2011

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Harmony's guidance for the June 2011 quarter

Johannesburg. Friday, 15 July 2011. Harmony Gold Mining Company Limited (Harmony) announces that higher production from its growth assets resulted in overall production being higher quarter on quarter.

Gold production for the June 2011 quarter is likely to be 3% higher than the previous quarter, despite days lost to public holidays. As expected, cash operating costs in Rand terms will be higher, mainly due to higher electricity and stores costs, as well as the inclusion of Target 3 in our operating results. Higher stores costs are due to additional supplies used to support the increased production, as well as additional maintenance performed during public holidays.

Chief Executive Officer, Graham Briggs, commented that: "Quarter on quarter our short-term objective is the build-up of our production. Although it takes time, we are getting there and will resist challenges to ensure delivery."

Harmony's results for the quarter and year ended 30 June 2011 will be released on Monday, 15 August 2011. Please refer to our website www.harmony.co.za for details.

Issued by Harmony Gold Mining Company Limited

15 July 2011

For more details contact:

Henrika Basterfield
Investor Relations Officer

+27 (0) 82 759 1775 (mobile)

Marian van der Walt
Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 15, 2011

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director